

Mail Stop 3561

June 13, 2016

<u>Via E-mail</u>
Richard E. Perlman
Executive Chairman
ExamWorks Group, Inc.
3280 Peachtree Road NE, Suite 2625
Atlanta, GA 30305

      Re: **ExamWorks Group, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed May 20, 2016
              File No. 001-34930

Dear Mr. Perlman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Background of the Merger, page 33</u>

1.   Discuss in greater detail the negotiations surrounding the rollover and employment agreements and timing. Provide clarification regarding the instructions at the February 19, 2016 board meeting as referenced on page 36.

2.   Please disclose the substance of the discussions in the last paragraph on page 35.

3.   Please provide us supplementally the equity and debt commitment letters, as referenced on page 38.

4.   We note that the financial advisors delivered their fairness opinions and presented the related analyses to the board. Please provide us with supplemental copies of any materials, such as board books, used in the presentations to the board. We may have additional comments after reviewing these materials.

Opinion of Evercore, page 42

5.   Please disclose the amount of the success fee to be paid to Evercore. If such amount is not determinable at this time, provide an estimate based upon a recent date.

6.   Please disclose whether Evercore and Goldman Sachs consented to the disclosure relating to the opinion and the inclusion of the opinion in this filing.

7.   We note the disclosure on page 58 that the inclusion of the financial forecasts should not be considered as material information and investors should not rely on them as such. Please remove such statement.

Rollover Agreement, page 79

8.   Please provide more specific information regarding the shares to be exchanged and the units to be received, the value of the units being issued, and disclose how you determined that valuation.

The Merger Agreement, page 80

9.   We note the statement that you do not intend the merger agreement to be a source of factual information about the companies. Please revise to remove the implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

10.   We note your statement that the investors and security holders are not third party beneficiaries to the merger agreement and that investors should not rely on the representations and warranties in the merger agreement as accurate statements. Please be advised that we regard all of the provisions of the merger agreement as disclosure to investors, and as such it is not appropriate to limit investors´ reliance on these statements. Please revise to remove the limitation on reliance and confirm your understanding.

Miscellaneous, page 113

11.   We note your statement in the first paragraph on page 113 that ExamWorks has not independently verified all of the information relating to Parent, Merger Sub and the equity investors, etc. Please note it is inappropriate to disclaim liability for your disclosure. Please revise to remove any implication that you are not responsible for the disclosure you choose to provide in your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Marianna Faircloth, Esq.
        Paul Hastings LLP